Exhibit 23.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the inclusion in this Registration Statement of Sigyn Therapeutics, Inc. on Amendment No. 7 to Form S-1 to be filed on or about April 10, 2024 of our report dated February 20, 2024, on our audits of the consolidated financial statements of Sigyn Therapeutics, Inc. as of December 31, 2023 and 2022 and for the years then ended, and our report dated March 31, 2023, on our audits of the consolidated financial statements of Sigyn Therapeutics, Inc. as of December 31, 2022 and 2021 and for the years then ended. Our reports include an explanatory paragraph about the existence of substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Kreit & Chiu CPA LLP

New York, New York

April 10, 2024